Exhibit (a) (1) (D)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

PORTEC RAIL PRODUCTS, INC.

Pursuant to the Offer to Purchase dated February 26, 2010

by

FOSTER THOMAS COMPANY
a wholly-owned subsidiary

of

L.B. FOSTER COMPANY

at

$11.71 NET PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MARCH 25, 2010, UNLESS THE OFFER IS EXTENDED.

February 26, 2010

Brokers, Dealers, Banks, Trust Companies and other Nominees:

We have been appointed by Foster Thomas Company, a West Virginia corporation (“Purchaser”) and a wholly-owned subsidiary of L.B. Foster Company, a Pennsylvania corporation (“L.B. Foster”), to act as Information Agent in connection with Purchaser’s offer to purchase for cash all the outstanding shares of common stock, par value $1.00 per share, of Portec Rail Products, Inc., a West Virginia corporation (“Portec”), at a purchase price of $11.71 per Share, net to the seller in cash, without interest thereon, and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to the Offer to Purchase or to the Letter of Transmittal, collectively constitute the “Offer”) enclosed herewith. Throughout this letter, the Offer to Purchase and the Letter of Transmittal, the terms “Share” or “Shares” shall mean outstanding shares of Portec common stock.

Holders of Shares whose certificates for such Shares (the “Share Certificates”) are not immediately available or who cannot deliver their Share Certificates and all other required documents to the Depositary (as defined below) on or prior to the Expiration Date (as defined in the Offer to Purchase), or who cannot complete the procedure for book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 — “Procedure for Tendering Shares” of the Offer to Purchase.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1. The Offer to Purchase.

2. The Letter of Transmittal to tender Shares for your use and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

4. The Notice of Guaranteed Delivery for Shares to be used to accept the Offer if Share Certificates are not immediately available or if such certificates and all other required documents cannot be delivered to Computershare Trust Company (the “Depositary”) on or prior to the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date.

5. Portec’s Solicitation/Recommendation Statement on Schedule 14D-9 and notice pursuant to Rule 14f-1 filed with the United States Securities and Exchange Commission.

6. A printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

7. A return envelope addressed to the Depositary.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the offer and withdrawal rights expire at 12:00 midnight, New York City time, on Thursday, March 25, 2010, unless the offer is extended.

The offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the offer that number of outstanding Shares, together with any shares of Portec common stock then owned by L.B. Foster or Purchaser, including Shares subject to the Voting and Tender Agreement, that, immediately prior to acceptance for payment of Shares pursuant to the offer, represents at least sixty-five percent (65%) of the sum of (a) the aggregate number of shares of Portec common stock outstanding immediately prior to acceptance for payment of Shares pursuant to the Offer, plus (b) the aggregate number of shares of Portec common stock issuable upon the exercise of any option, warrant, other right to acquire capital stock of Portec, or other security exercisable for or convertible into shares of Portec common stock or other capital stock of Portec, any of which is outstanding immediately prior to acceptance for payment of Shares pursuant to the Offer and (ii) the satisfaction of certain other conditions as set forth in the Offer to Purchase. See Section 14 — “Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010, by and among Portec, L.B. Foster and Purchaser (as it may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the West Virginia Business Corporation Act, Purchaser will be merged with and into Portec (the “Merger”). Following the effective time of the Merger, Portec will continue as the surviving corporation and become a wholly-owned subsidiary of L.B. Foster and the separate corporate existence of Purchaser will cease.

In order to take advantage of the Offer, (1) a duly executed and properly completed Letter of Transmittal (or facsimile thereof) and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and other required documents should be sent to the Depositary, and (2) either Share Certificates representing the tendered Shares should be delivered to the Depositary or such Shares should be tendered by book-entry transfer and a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares should be delivered to the Depositary, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Holders of Shares whose Share Certificates are not immediately available or who cannot deliver their Share Certificates and all other required documents to the Depositary on or prior to the expiration date of the Offer, or who cannot complete the procedure for delivery by book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 — “Procedure for Tendering Shares” of the Offer to Purchase.

Purchaser will not pay any commissions or fees to any broker, dealer or other person (other than the Depositary and Information Agent (as described in the Offer to Purchase)) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent at its address and telephone numbers set forth on the back cover of the Offer to Purchase. Additional copies of the enclosed materials may be obtained from the Information Agent.

Very truly yours,

The Altman Group

Nothing contained herein or in the enclosed documents shall make you or any other person, the agent of Purchaser, L.B. Foster, the Depositary or the Information Agent, or any affiliate of any of them, or authorize you or any other person to make any statement or use any document on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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